08031079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 51710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mellon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 Washington Boulevard, 24th Floor
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Duffany 201.680.4442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Bank Center	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Duffany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mellon Securities LLC, as of December 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVA M. SALO
NOTARY PUBLIC, NEW JERSEY
COMMISSION #2327834
BERGEN COUNTY
My Comm. Exp. April 20, 2010

Signature

Finance Director, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-9942

Independent Auditors' Report

Members of the Board of Directors of
The Bank of New York Mellon Corporation,
Mellon Securities LLC:

We have audited the accompanying statement of financial condition of Mellon Securities LLC (the Company), an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation (BNYM), as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellon Securities LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Pittsburgh, Pennsylvania
February 22, 2008

MELLON SECURITIES LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents (note 2)	$	5,463,759
Accounts receivable		39,068
Receivables from affiliates (note 5)		2,195,256
Deferred tax assets (notes 5 and 9)		197,142
Other assets		69,966
Total assets	$	7,965,191
Liabilities and Member's Equity		
Securities sold, not yet purchased, at market value (note 2)	$	3,556
Payables to affiliates (note 5)		440,795
Income tax payable to affiliate (note 5)		1,902,117
Other liabilities and accrued expenses		812,477
Total liabilities		3,158,945
Member's equity		4,806,246
Total liabilities and member's equity	$	7,965,191

See accompanying notes to statement of financial condition.

MELLON SECURITIES LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization

Mellon Securities LLC (the Company), is a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS). MIS is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNYM).

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a registered investment adviser under the Investment Advisers Act of 1940. Security transactions are effected through a clearing organization on a fully disclosed basis. The Company's primary business involves engaging in the execution of security orders on an agency basis for MIS and certain institutional investors.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Securities Transactions

Securities owned and securities sold, but not yet purchased, are reported on a trade-date basis and stated at market value, with unrealized gains and losses reported in the results of operations. Commission revenues and expenses related to security transactions are also reported on a trade-date basis. Revenue is earned on completion of customer security transactions at an amount determined from the volume of the underlying trades. In accordance with the customers' agreements, the revenue is collected at the time of the security transaction. Interest on securities owned is accrued as earned.

(c) Income Taxes

The Company is a single member limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes.

The Company's results for the year ended December 31, 2007 will be included in the consolidated BNYM federal tax return for the year ended December 31, 2007. Pursuant to a tax-sharing agreement with BNYM the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated BNYM tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) ***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company defines cash and cash equivalents as highly liquid overnight deposits and deposits maintained in money market funds.

(e) ***Furniture, Fixtures, and Equipment***

Furniture, fixtures, and equipment are stated at cost. Depreciation on furniture, fixtures, and equipment is calculated on a straight-line method over the estimated useful lives of the assets.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2007, the Company had net capital of $3,950,239, which was $3,700,239 in excess of required net capital.

(4) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds or customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

(5) Related Party Transactions

In conducting its business, the Company engages in routine transactions with affiliated entities of BNYM. Under operating agreements, certain affiliates provide the Company with various support services. The significant affiliate amounts at December 31, 2007 are as follows:

Receivables from affiliates	$	2,195,256
Payables to affiliates		440,795
Deferred tax assets		197,142
Income tax payable to affiliate		1,817,997

At December 31, 2007, receivable from affiliates includes 1,461,360 in receivables from the Company's clearing organization. Of the cash held at the clearing organizations, $100,000 is subject to withdrawal restrictions.

(6) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased at market value, as of December 31, 2007 consists of the following:

		Securities sold, not yet purchased
Equity securities	$	(3,556)
Total	$	(3,556)

(8) Pension and Employee Benefit Plan

The Company participates in a noncontributory defined benefit pension plan, sponsored by BNYM, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of BNYM, an analysis setting forth the plan's funded status at December 31, 2007 cannot be separately determined for the Company. At December 31, 2007, the plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MIS, for employees who have completed six months of continuous service during which the employee worked at least 500 hours. Participation in the plan is voluntary. Participants may elect to contribute, on a pretax basis, 1% to 15% of their total compensation via payroll deductions, subject to certain maximum limitations for the plan. If a participant decides to contribute, a portion of the contribution is matched by BNYM.

The Company participates in other employee benefit plans, sponsored by BNYM, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, coinsurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of BNYM, an analysis setting forth the funded status of the plans at December 31, 2007 cannot be separately determined for the Company.

(Continued)

(9) Income Taxes

Included in the accompanying statement of financial condition is a deferred tax asset of $197,142 primarily resulting from the timing of depreciation for fixed assets.

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to lesser extent, future taxable income.

(10) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Statements*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

(11) Merger of Mellon Financial Corporation with the Bank of New York, Inc.

On July 2, 2007, The Bank of New York, Inc. completed its acquisition of Mellon Financial Corporation. The combined entity was renamed The Bank of New York Mellon Corporation.

END